FOR IMMEDIATE RELEASE

MLB ADVANCED MEDIA ANNOUNCES AGREEMENT TO ACQUIRE TICKETS.COM

NEW YORK, New York and COSTA MESA, California, February 15, 2005 – MLB Advanced Media, LP (“MLBAM”), the interactive media and Internet company of Major League Baseball, announced that it has entered into an agreement and plan of merger with Tickets.com, Inc. pursuant to which MLBAM, through a wholly owned subsidiary, will commence a tender offer for all outstanding shares of common stock of Tickets.com, at an offer price of $1.10 per share. MLBAM expects to commence the tender offer shortly.

“With over 73 million fans attending major league baseball games and another 40 million attending minor league games, fan attendance and their enjoyment of the games will always be a principal focus of this industry,” said Robert A. DuPuy, president and chief operating officer of Major League Baseball and Chairman of the Board of Directors of MLBAM’s general partner. “As we progress in our ticketing efforts, it is essential for this industry to set the standard for our fans, providing them with the best experience not just on the field, but getting there as well,” DuPuy concluded.

“MLBAM’s acquisition would represent a major success for Tickets.com stockholders, clients and employees, who have remained committed to advancing our competitive position in online ticketing during the past few years. Joining Tickets.com’s proven technology offerings and expertise with MLBAM positions the company for growth and category leadership,” said Ron Bension, CEO, Tickets.com.

In addition to the agreement and plan of merger, MLBAM entered into a securities purchase agreement with certain affiliates of General Atlantic Partners, LLC (the “GAP Stockholders”), who are significant stockholders of Tickets.com, pursuant to which MLBAM will acquire all of Tickets.com’s outstanding series G preferred stock, a majority of its series F preferred stock and warrants to purchase its common stock held by the GAP Stockholders, if the conditions to the closing of the tender offer are met. The purchase of these securities will be completed immediately following consummation of the tender offer. MLBAM has also entered into separate stockholder agreements with the GAP Stockholders and various other holders of the series F preferred stock and holders of common stock pursuant to which those holders who hold series F preferred stock have agreed to convert their shares of series F preferred stock into common stock, and all such holders have agreed to tender their shares of common stock into MLBAM’s offer. Giving effect to the terms of the securities purchase agreement and the various stockholder agreements, approximately 82% of the issued and outstanding shares of common stock (on a fully diluted basis) are subject to contractual commitments to tender into the offer or otherwise be acquired by MLBAM.

The consummation of the tender offer will be subject to certain customary conditions, as well as the condition that the shares tendered in the offer, along with the shares that MLBAM will hold following its acquisition and conversion of the preferred stock and warrants pursuant to the securities purchase agreement, constitute at least 90% of the issued and outstanding common stock.

If the tender offer is successfully completed, then MLBAM’s subsidiary will merge into Tickets.com, and shares then held by Tickets.com stockholders who did not tender their shares in the offer will be converted into the right to receive $1.10 per share, subject to appraisal rights under Delaware law.

In anticipation of the cash tender, MLBAM secured a line of credit of $125 million provided by Bank of America and JPMorgan. In addition, JPMorgan acted as financial advisor to MLBAM’s Board of Directors.

Tickets.com's Board of Directors appointed a special committee to review the process as well as approve the agreement and plan of merger and recommend the tender offer to Tickets.com’s stockholders. Perseus Advisors, LLC provided financial advice, including a fairness opinion, to the special committee of Tickets.com in connection with the proposed merger. The tender offer is expected to close in mid-March 2005.

About MLB Advanced Media, LP

Established in June 2000 following a unanimous vote by the 30 Major League Baseball club owners to centralize all of Baseball’s Internet operations, MLB Advanced Media, L.P. (“MLBAM”) is the interactive media and internet company of Major League Baseball. MLBAM manages the official league site, www.MLB.com, and each of the 30 individual Club sites to create the most comprehensive Major League Baseball resource on the Internet. MLB.com offers fans the most complete baseball information on the web, including up-to-date statistics, game summaries, extensive historical information, and exclusive features about Major League Baseball events and programs, including on-line ticket sales, baseball merchandise, authenticated memorabilia and collectibles, fantasy games, live and archived radio broadcasts of every game, live and archived video webcasts of entire games, pitch-by-pitch enactment of games, and hosted post-game video highlight shows.

About Tickets.com

Tickets.com is a leading global live event ticketing products and services provider for thousands of top entertainment and sports venues and teams. Among the company’s clients are respected museums, performing arts centersand entertainment destinationsincluding the Smithsonian Institution, U.S. Holocaust Memorial Museum, WolftrapCenter for the Performing Arts and the HSBC Arena. The company services premier sports organizations including the NHL Buffalo Sabres and many Major League Baseball teams, as well asesteemed colleges and universities such as Princeton, Brown and Syracuse University. International clients include the New Zealand Postal System, the West Albion Bromwich Premiership football club in the UK, and the 2006 Olympic Winter Games in Turin, Italy via its partnership with Milan based Ticket One. Under its ProVenue Ticketing Solutions brand, Tickets.com has been “first-to-market” with cutting-edge technology products such as online ticketing, Replay Ticket Exchange™, which enables the resale of unused tickets, and fully integrated, interactive kiosk systems. Additionally through ProVenueOnline, Tickets.com empowers clients to sell tickets and control ticketing operations through private label branded Web sites. The company also provides its clients with traditionaloffline retail, kiosk and voice distribution channels.

Contact:

For MLB Advanced Media (MLBAM)
Jim Gallagher
212-485-3182
jim.gallagher@mlb.com

For Tickets.com
Melissa Zukerman
323-960-9170
Melissa@zukermanpr.com

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Tickets.com, Inc.. MLB Advanced Media, L.P. and MLBAM Acquisition Corp. will be filing a tender offer statement with the Securities and Exchange Commission (“SEC”) and Tickets.com, Inc. will be filing a solicitation/recommendation statement with respect to the offer. Tickets.com, Inc. stockholders are advised to read the tender offer statement regarding the acquisition of Tickets.com, Inc. referenced in this news release, and the related solicitation/recommendation statement when those statements are made available to them. The tender offer statement and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect the offer. These documents will be made available to all stockholders of Tickets.com, Inc. at no expense to them. These documents will also be available at no charge on the SEC’s web site at www.sec.gov. Stockholders may also obtain copies of these documents without charge by requesting them from Tickets.com, Inc., Office of the Chief Financial Officer, at Tickets.com, Inc., 555 Anton Boulevard, 11th Floor, Costa Mesa, CA  92626, or by phone at (714) 327-5496.

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